02036538

MANUALLY EXECUTED COPY

5/1/02

SECURITIES AND EXCHANGE COMISSION

Washington, D.C. 20549

RECD S.E.C.
MAY 1 6 2002
1086

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal
(Address of principal executive offices)

PROCESSED
MAY 2 3 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

PRESS RELEASE

Lisbon, Portugal, May 16, 2002 – Portugal Telecom, SGPS, S.A. ("PT") (NYSE: PT; BVL: PTCO.IN) today announced that its Board of Directors in the meeting to be held on May 28, 2002 will choose Mr. Miguel António Igrejas Horta e Costa as President of the Executive Committee (Chief Executive Officer-CEO).

The choice of the CEO is pursuant to the amendment to the company's articles of association approved at the AGM, which allows that the office of Chairman of the Board of Directors and President of the Executive Committee are no longer required to be filled by the same individual, thereby allowing for a better separation of the supervision and control functions from the executive management duties.

This information is also available on PT's website www.telecom.pt.

Contact: Vitor J. Sequeira, Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.21.500.1701
Fax: +351.21.355.6623

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: May 16, 2002

By:

Name: Vitor Sequeira

Title: Manager of Investor Relations